UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, June 30th 2021

GAL Note N°96/2021

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSAS Y MERCADOS ARGENTINOS S.A.

Argentine Stock Exchange

Sarmiento 299

Technical and Negotiable Securities Management

Ref: EDENOR S.A. - Material Fact. -

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“Edenor S.A.” or the “Company”), in relation to the relevant event published by the Company on December 28, 2020 and June 24, 2021 (the “Relevant Events”) and in order to comply with what is required by the Regulations of the National Securities Commission in its article 2 of Chapter I of Title XII (OJ 2013). All terms not defined herein will have the meaning assigned to them in the Relevant Events.

In this sense, it is reported that as off today the closing of the transfer of all the Class A shares took place, representing 51% of the capital stock and votes of the Company owned by Pampa Energía S.A. in favor of Empresa de Energía del Cono Sur S.A. (the “Buyer”), in the terms that were announced in the Relevant Events, resulting in the change of control of the Company.

Likewise, it is made known that all the regular and alternate directors appointed by Class A have resigned their positions on the Company's Board of Directors with effect from the closing of the Transaction and, having produced a vacancy situation, the Supervisory Committee of The Company has proceeded to appoint Messrs. Neil A. Bleasdale, Nicolás Mallo Huergo, Eduardo Vila, Esteban Macek, Edgardo Volosin, Federico Zin and Mariano C. Lucero as Regular Directors and Messrs. Hugo Quevedo, Mariano C. Libarona, Daniel O. Seppacuercia, Diego Hernán Pino, Sebastián Álvarez and María Teresa Grieco as Alternate Directors.

Subsequently, the Company's Board of Directors held today resolved to appoint Mr. Neil Bleasdale and Esteban Macek, as Chairman and Vice Chairman of the Board.

Finally, it is reported that, as a consequence of the change of control in the Company, the Purchaser is obliged to promote and complete a public acquisition offer (the “OPA”) for the Class B and Class C shares of the Company, in accordance with the provisions of the regulations of the National Securities Commission.

The Material Fact published in this regard by Pampa Energía S.A. is attached.

Gabriela L. Chillari

Attorney-in-fact

Buenos Aires, June 30th 2021

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

PESA Legal Note N° 103/21

Ref.: Sale of Edenor Class A shares

I am pleased to address you, in my capacity of Market Relations Manager of Pampa Energía S.A. (the "Company" or "Pampa"), in relation to the relevant event published by the Company on December 28, 2020 and June 24, 2021 (the "Relevant Events") and in order to comply with Regulations of the Argentine Securities and Exchange Commission in its article 2 of Chapter I of Title XII (T.O. 2013). All terms not defined herein will have the meaning assigned to them in the Relevant Event.

In this regard, it is reported that as off today the transfer of all the Class A shares took place, representing 51% of the capital stock and votes of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) owned by the Company in favor of Empresa de Energía del Cono Sur S.A. (the “Buyer”), as approved by the General Ordinary and Extraordinary Shareholders' Meeting of the Company on February 17, 2021, resulting in the change of control of Edenor.

Without further ado, I greet you very kindly.

Maria Agustina Montes

Market Relations Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: July 01, 2021